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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30097

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING 07/01/20 (MM/DD/YY) AND ENDING 06/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Portsmouth Financial Services

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Montgomery Street, Suite 1950
(No. and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Echo Chien (415) 543-8500
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND (Address and City) Florida (State) 32751 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Echo Chien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or Portsmouth Financial Services, as of June 30, 2021 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Public Notary

WALTER J. BANKOVITCH
Notary Public - California
San Francisco County
Commission # 2296229
My Comm. Expires Jul 30, 2023

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PORTSMOUTH FINANCIAL SERVICES
FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2021

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Portsmouth Financial Services

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Portsmouth Financial Services as of June 30, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Portsmouth Financial Services as of June 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Portsmouth Financial Service's management. Our responsibility is to express an opinion on Portsmouth Financial Service's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Portsmouth Financial Services in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Portsmouth Financial Service's auditor since 2015.

Maitland, Florida

September 24, 2021

PORTSMOUTH FINANCIAL SERVICES
STATEMENT OF FINANCIAL CONDITION
AS OF June 30, 2021

ASSETS

Cash and cash equivalents	$	658,255
Deposit – Pershing & Co.		100,000
Commissions Receivable – Clearing Firm		820,947
Commissions Receivable – Other		120,281
Prepaid Expenses and Other Assets		94,237
Operating Lease Assets		381,859
Furniture and Equipment, less accumulated Depreciation of $172,660		74
TOTAL ASSETS	$	2,175,653

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Salaries and Commissions	$	945,113
Operating Lease Liabilities	$	381,859
Accrued Expenses		79,931
Notes Payable		142,731
TOTAL LIABILITIES	$	1,549,634
STOCKHOLDERS' EQUITY		
Common stock - no par value:		
Authorized 500,000 shares		
Issued and outstanding 60,000 shares	$	87,486
Paid in capital		10,154
Retained earnings		528,379
TOTAL STOCKHOLDERS' EQUITY	$	626,019
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	2,175,653

The accompanying notes are an integral part of these financial statements

1. ORGANIZATION

PORTSMOUTH FINANCIAL SERVICES (the "Company") is a corporation, registered as a broker-dealer and a registered investment advisor whose main office is in San Francisco, California. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") since 1983. The Company is engaged in securities brokerage and investment banking services, consulting, as well as advisory services. The company operates on a fully disclosed basis through a clearing firm with employees and independent registered representatives throughout the United States. The Company claims exemption from the Securities and Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Deposit with clearing brokers - Cash deposited with clearing brokers consists of funds on deposit with the Clearing Brokers pursuant to the Company's clearing agreements. The agreements require the Company to maintain a minimum of $100,000 as clearing deposits based upon the level of securities inventory, the volume and size of transactions, and the type of business being conducted. As long as the Company continues to use the clearing and execution services of the Clearing Broker, the Company will be required to maintain the cash on deposit. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Receivables from clearing brokers - Receivables from clearing brokers represents monies due the Company from the Clearing Brokers through securities generated transactions. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual collections and the Company then records direct write-offs.

Furniture and equipment – Furniture and equipment are recorded at cost if and when purchased. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of furniture and equipment is to utilize the Double-Declining Balance Method over the estimated useful lives of the related assets.

Revenue Recognition – Revenue from contracts with customers includes fees from investment banking asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to certain future events.

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

or quarterly and are recognized as revenue at the time as they relate specifically to the services provided in that period. Commissions received from the sale of mutual funds, variable annuities, and insurance products are recognized at the time the associated service is fulfilled, including the investment company receiving the application which is based on trade date. Brokerage commissions for executing transactions on an exchange or over-the-counter markets are recognized as revenue at the point in time the associated service is fulfilled which is based on the trade date. Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligation has been satisfied. There were no unsatisfied performance obligations as of June 30, 2021

Consulting revenue is for compliance services provided to review private placement deals and is recorded when the performance obligation is completed.

Advertising costs – The Company expenses advertising costs when incurred. During the year ended June 30, 2021, the Company incurred advertising and promotion expense of approximately $12,3000.

Income taxes - The Company accounts for income taxes according to FASB ASC 740-10-50, which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred asset will not be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Uncertain taxpositions – The Company follows FASB Accounting Standards Codification, which provides guidance on accounting for uncertainty in income taxes recognized in an organization's financial statements. The guidance prescribes a recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the financial statements. Generally, the tax years before 2017 are no longer subject to examination by federal, state, or local taxing authorities.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. COMMISSIONS RECEIVABLE

As of June 30, 2021, Commissions receivables were as follows:

Pershing (including last 3 days of business)	$831,892
Insurance and Mutual Fund Companies	40,851
Outside Managed Accounts Advisory Fees	68,485
	$941,228

4. PROPERTY AND EQUIPMENT

As of June 30, 2021, property and equipment are as follows:

Equipment, furniture and software	172,880
Less: Accumulated depreciation	(172,806)
	$ 74

Depreciation expense for the year ended June 30, 2021 was $146.

5. INCOME TAXES

The Company has available net operating loss carryforwards approximately $26,596 as of June 30, 2021, to reduce future tax liabilities. The carryforwards will begin to expire in the year 2041. The Company's management has determined that it is more likely than not that the Company's net operating loss carryforward will be utilized; therefore, no valuation allowance against the related deferred tax asset has been established.

The provision for the income taxes for the year ended June 30, 2021 are as follow:

	Federal	State
Current Year Income Tax Provision	$0	$0
Deferred Tax Assets	0	0
	$0	$0

6. RETIREMENT PLAN

The Company has established a 401(k) plan covering all full time employees with over one year of service. The company has made contributions of $11,183 to the plan as of the year ended June 30, 2021.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, The Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (CONTINUED)

Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At June 30, 2021, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines requires customers to deposit additional collateral, or to reduce positions, when necessary.

8. COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases its office and equipment under a non cancelable operating lease which expires in 2021. Minimum rental payment for the next three years is:

	250 Montgomery	601 Montgomery	Postage Meter	Total
6/30/2022	$45,762	$104,500	$922	$105,422
6/30/2023	$0	$115,833	$384	$116,217
6/30/2024	$0	$117,833	$0	$117,833
6/30/2025	$0	$9,833	$0	$9,833
	$45,762	$348,000	$1,306	$349,306

Rent expense for the period ending June 30, 2021 was $310,238.

Contingencies

There are no outstanding contingencies for the year ended June 30, 2021.

PPP Loan Forgiveness

The Company obtained the PPP loan through SBA. It is recorded as a liability on the balance sheet, as part of the equities, with interest accrued and expensed. The entire loan proceeds were used on qualified expenses (payroll, rent and utilities, etc). The Company applied for and received loan forgiveness. The amount forgiven is recorded in the income statement as a gain from the extinguishment of loan. The Company recorded $122,779 73 Other Income from PPP Loan Forgiveness as of June 30, 2021.

Notes Payables

The Company entered into a Buy/Sell to Purchase Agreement with the estate of the deceased shareholder, Dennis Collins, for the 30,000 outstanding shares of the Common Stock as Treasury Stocks, whereby a promissory note was issued to pay the beneficiary of the shareholder. The purchase price per share was based on the book value per share at the end of December, or $8.354975 per share. The principal amount of $250,649.26, with interest calculated at the rate of five percent (5) per annual, is payable over 36 months, in monthly installments of $7,512.18, until the unpaid balance of the principal and interest is paid in full. The first payment was made on March 1, 2020 and the final payment shall be made on February 1, 2023.

As of June 30, 2021, the unpaid Notes Payable is $142,731, reported as follows:

Notes Payable - Due Within 1 Year	$ 90,146
Notes Payable - Non-Current	$ 52.585
	$ 142,731

8. LEASE ACCOUNTING UPDATE

In February 2016, the FASB issued ASU2016-02 Leases – (Topic842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company has evaluated the impact this new standard will have on its financial position and results of operations. The Company early adopted ASU2016-02. The Company recorded $381,859 Operating Lease Assets and Operating Lease Liabilities to reflect the present value of unpaid lease payments as of June 30, 2021.

9. RELATED PARTY TRANSACTIONS

Putney Financial Group (Putney), is a SEC registered RIA, owned by Ray Lent, a member of the board of directors and shareholder of the Company. Putney processes its securities transactions and RIA fees through the Company. The Company does not receive any fees for providing this processing service for Putney; all the fees earned go to Putney.

During the year ended June 30, 2021, the total revenue generated by the related party was $2,472,823 with total expenses of $2,761,077, which were recorded on the Company's books and included in the Statement of Operations. At June 30, 2021, there is an amount due of $625,031 to Putney, which is included in Salaries and Commission Payable on the Statement of Financial Condition.

10. NET CAPITAL REQUIREMENT

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($1,167,775 at June 30, 2021, or $77,852) or $50,000. The Company operates pursuant to the (k)(2)(i) and (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the

reserve formula calculations and possession or control computations. At June 30, 2021, the net capital, as computed, was $411,427. Consequently, the Company had excess net capital of $333,575. At June 30, 2021, the percentage of aggregate indebtedness to net capital was approximately 283.83% versus an allowable percentage of 1500%.

See Schedule I to these footnotes for a reconciliation of audit adjustments, if any, affecting net capital between the unaudited FOCUS report for June 30, 2021 and the audited financial statement filed herewith.

11. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were available to be issued. There have been no material subsequent events that have occurred during such period that would require disclosure in this report.